Exhibit 99.2

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM

FINANCIAL STATEMENTS

SEPTEMBER 30, 2024

ZIM INTEGRATED SHIPPING SERVICES LTD.

INDEX TO CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

Page
FINANCIAL STATEMENTS:

Condensed consolidated unaudited interim Statements of Financial Position	3

Condensed consolidated unaudited interim Income Statements	4

Condensed consolidated unaudited interim Statements of Comprehensive Income	5

Condensed consolidated unaudited interim Statements of Changes in Equity	6-7

Condensed consolidated unaudited interim Statements of Cash Flows	8-9

Notes to the condensed consolidated unaudited interim Financial Statements	10-18

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF FINANCIAL POSITION

		September 30		December 31
		2024	2023	2023
	Note	US $ in millions
Assets
Vessels	6	5,301.9	3,222.9	3,758.9
Containers and handling equipment	6	988.7	788.2	792.9
Other tangible assets	6	91.1	61.1	85.2
Intangible assets		107.6	93.3	102.0
Investments in associates		26.0	26.8	26.4
Other investments		844.6	1,252.6	908.7
Other receivables		69.9	105.5	97.9
Deferred tax assets		2.5	9.6	2.6
Total non-current assets		7,432.3	5,560.0	5,774.6

Inventories		208.4	156.4	179.3
Trade and other receivables		1,062.5	644.3	596.5
Other investments		766.6	918.6	874.1
Cash and cash equivalents		1,548.7	912.1	921.5
Total current assets		3,586.2	2,631.4	2,571.4
Total assets		11,018.5	8,191.4	8,346.0

Equity
Share capital and reserves	5	2,041.1	1,980.7	2,017.5
Retained earnings		1,884.8	586.9	437.2
Equity attributable to owners of the Company		3,925.9	2,567.6	2,454.7
Non-controlling interests		4.8	3.8	3.3
Total equity		3,930.7	2,571.4	2,458.0

Liabilities
Lease liabilities		4,284.7	2,952.0	3,244.1
Loans and other liabilities		67.4	79.3	73.6
Employee benefits		43.4	39.4	46.1
Deferred tax liabilities		5.2	13.0	6.1
Total non-current liabilities		4,400.7	3,083.7	3,369.9

Trade and other payables		668.3	554.6	566.4
Provisions		93.0	58.3	60.7
Contract liabilities		433.8	207.3	198.1
Lease liabilities		1,433.6	1,668.0	1,644.7
Loans and other liabilities		58.4	48.1	48.2
Total current liabilities		2,687.1	2,536.3	2,518.1
Total liabilities		7,087.8	5,620.0	5,888.0
Total equity and liabilities		11,018.5	8,191.4	8,346.0

/s/ Yair Seroussi	/s/ Eli Glickman	/s/ Xavier Destriau
Yair Seroussi	Eli Glickman	Xavier Destriau
Chairman of the Board of Directors	President & Chief Executive Officer	Chief Financial Officer

Date of approval of the Financial Statements: November 20, 2024.
The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

 CONDENSED CONSOLIDATED UNAUDITED INTERIM INCOME STATEMENTS

		Nine months ended September 30		Three months ended September 30		Year ended December 31
		2024	2023	2024	2023	2023
	Note	US $ in millions

Income from voyages and related services	7	6,259.8	3,956.9	2,765.2	1,273.0	5,162.2
Cost of voyages and related services
Operating expenses and cost of services	8	(3,381.9)	(2,922.0)	(1,167.8)	(1,008.4)	(3,885.1)
Depreciation		(824.9)	(1,212.8)	(292.1)	(417.4)	(1,449.8)
Impairment of assets			(2,034.9)		(2,034.9)	(2,034.9)
Gross profit (loss)		2,053.0	(2,212.8)	1,305.3	(2,187.7)	(2,207.6)

Other operating income		32.9	2.5	7.3	0.6	14.4
Other operating expenses		(1.7)	(32.5)	(1.1)	(22.4)	(29.3)
General and administrative expenses		(209.7)	(209.4)	(75.9)	(63.9)	(280.7)
Share of loss of associates		(4.8)	(5.2)	(0.8)	(2.3)	(7.8)

Results from operating activities		1,869.7	(2,457.4)	1,234.8	(2,275.7)	(2,511.0)

Finance income		81.0	117.7	19.8	35.6	142.2
Finance expenses		(346.5)	(338.7)	(121.6)	(101.5)	(446.7)

Net finance expenses		(265.5)	(221.0)	(101.8)	(65.9)	(304.5)

Profit (loss) before income taxes		1,604.2	(2,678.4)	1,133.0	(2,341.6)	(2,815.5)

Income taxes		(13.1)	137.1	(6.8)	71.1	127.6

Profit (loss) for the period		1,591.1	(2,541.3)	1,126.2	(2,270.5)	(2,687.9)

Attributable to:
Owners of the Company		1,586.2	(2,547.2)	1,124.6	(2,272.6)	(2,695.6)
Non-controlling interests		4.9	5.9	1.6	2.1	7.7
Profit (loss) for the period		1,591.1	(2,541.3)	1,126.2	(2,270.5)	(2,687.9)

Earnings (loss) per share (US$)
Basic earnings (loss) per 1 ordinary share	10	13.18	(21.19)	9.34	(18.90)	(22.42)
Diluted earnings (loss) per 1 ordinary share	10	13.17	(21.19)	9.34	(18.90)	(22.42)

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2024	2023	2024	2023	2023
	US $ in millions

Profit (loss) for the period	1,591.1	(2,541.3)	1,126.2	(2,270.5)	(2,687.9)

Other components of comprehensive income

Items of other comprehensive income that were or will be reclassified to profit or loss
Foreign currency translation differences for foreign operations	0.2	(7.0)	3.0	(1.3)	(9.1)

Net change in fair value of investments in debt instruments at fair value through other comprehensive income, net of tax	16.2	(25.6)	20.9	(19.5)	4.4

Reclassification of investments in debt instruments at fair value through other comprehensive income to profit or loss	0.5	7.9	(0.1)	2.3	13.6

Items of other comprehensive income that would never be reclassified to profit or loss

Net change in fair value of investments in equity instruments at fair value through other comprehensive income, net of tax	(0.3)	1.4	(0.1)	(0.2)	1.5

Defined benefit pension plans actuarial gains (losses), net of tax	1.0	1.4	(0.3)	1.2	0.1

Other comprehensive income for the period, net of tax	17.6	(21.9)	23.4	(17.5)	10.5

Total comprehensive income for the period	1,608.7	(2,563.2)	1,149.6	(2,288.0)	(2,677.4)

Attributable to:
Owners of the Company	1,603.0	(2,568.2)	1,146.7	(2,289.8)	(2,683.3)
Non-controlling interests	5.7	5.0	2.9	1.8	5.9

Total comprehensive income for the period	1,608.7	(2,563.2)	1,149.6	(2,288.0)	(2,677.4)

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
	Share capital	General reserves (*)	Translation Reserve	Retained earnings	Total	Non-controlling interests	Total equity

	US $ in millions
For the nine months period ended September 30, 2024
Balance at January 1, 2024	926.6	1,133.7	(42.8)	437.2	2,454.7	3.3	2,458.0
Profit for the period				1,586.2	1,586.2	4.9	1,591.1
Other comprehensive income for the period, net of tax		16.4	(0.6)	1.0	16.8	0.8	17.6
Share-based compensation		7.8			7.8		7.8
Exercise of options	0.5	(0.5)
Dividend to owners of the Company				(139.6)	(139.6)		(139.6)
Dividend to non-controlling interests in subsidiaries						(4.2)	(4.2)
Balance at September 30, 2024	927.1	1,157.4	(43.4)	1,884.8	3,925.9	4.8	3,930.7

For the three months period ended September 30, 2024
Balance at July 1, 2024	927.0	1,134.8	(45.1)	872.4	2,889.1	2.4	2,891.5
Profit for the period				1,124.6	1,124.6	1.6	1,126.2
Other comprehensive income for the period, net of tax		20.7	1.7	(0.3)	22.1	1.3	23.4
Share-based compensation		2.0			2.0		2.0
Exercise of options	0.1	(0.1)
Dividend to owners of the Company				(111.9)	(111.9)		(111.9)
Dividend to non-controlling interests in subsidiaries						(0.5)	(0.5)
Balance at September 30, 2024	927.1	1,157.4	(43.4)	1,884.8	3,925.9	4.8	3,930.7

(*) Include reserves related to share-based compensation, changes in fair value of investment instruments and transactions with an interested party.

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
	Share capital	General reserves (*)	Translation reserve	Retained earnings	Total	Non-controlling interests	Total Equity

	US $ in millions
For the nine months period ended September 30, 2023
Balance at January 1, 2023	925.9	1,097.3	(35.5)	3,901.9	5,889.6	6.3	5,895.9
Loss for the period				(2,547.2)	(2,547.2)	5.9	(2,541.3)
Other comprehensive income for the period, net of tax		(16.3)	(6.1)	1.4	(21.0)	(0.9)	(21.9)
Share-based compensation		15.4			15.4		15.4
Exercise of options	0.5	(0.5)
Dividend to owners of the Company				(769.2)	(769.2)		(769.2)
Dividend to non-controlling interests in subsidiaries						(7.5)	(7.5)
Balance at September 30, 2023	926.4	1,095.9	(41.6)	586.9	2,567.6	3.8	2,571.4

For the three months period ended September 30, 2023
Balance at July 1, 2023	926.3	1,109.1	(40.6)	2,858.3	4,853.1	2.0	4,855.1
Loss for the period				(2,272.6)	(2,272.6)	2.1	(2,270.5)
Other comprehensive income for the period, net of tax		(17.4)	(1.0)	1.2	(17.2)	(0.3)	(17.5)
Share-based compensation		4.3			4.3		4.3
Exercise of options	0.1	(0.1)
Balance at September 30, 2023	926.4	1,095.9	(41.6)	586.9	2,567.6	3.8	2,571.4

For the year ended December 31, 2023
Balance at January 1, 2023	925.9	1,097.3	(35.5)	3,901.9	5,889.6	6.3	5,895.9
Loss for the year				(2,695.6)	(2,695.6)	7.7	(2,687.9)
Other comprehensive income for the year, net of tax		19.5	(7.3)	0.1	12.3	(1.8)	10.5
Share-based compensation		17.6			17.6		17.6
Exercise of options	0.7	(0.7)
Dividend to owners of the Company				(769.2)	(769.2)		(769.2)
Dividend to non-controlling interests in subsidiaries						(8.9)	(8.9)
Balance at December 31, 2023	926.6	1,133.7	(42.8)	437.2	2,454.7	3.3	2,458.0

(*) Include reserves related to share-based compensation, changes in fair value of investment instruments and transactions with an interested party.

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2024	2023	2024	2023	2023
	US $ in millions

Cash flows from operating activities
Profit (loss) for the period	1,591.1	(2,541.3)	1,126.2	(2,270.5)	(2,687.9)

Adjustments for:
Depreciation and amortization	833.6	1,232.5	295.0	423.8	1,471.8
Impairment loss		2,063.4		2,063.4	2,063.4
Net finance expenses	265.5	221.0	101.8	65.9	304.5
Share of losses and change in fair value of investees	4.8	4.5	0.8	2.3	6.5
Capital loss (gain), net	(31.7)	3.2	(6.2)	(4.2)	(10.9)
Income taxes	13.1	(137.1)	6.8	(71.1)	(127.6)
Other non-cash items	11.9	14.2	8.9	4.5	18.9
	2,688.3	860.4	1,533.3	214.1	1,038.7

Change in inventories	(29.1)	34.3	(20.7)	17.7	11.4
Change in trade and other receivables	(481.3)	237.5	(34.3)	60.6	242.7
Change in trade and other payables including contract
liabilities	326.8	(76.7)	(5.0)	19.2	(95.1)
Change in provisions and employee benefits	31.9	7.0	4.6	4.1	15.9
	(151.7)	202.1	(55.4)	101.6	174.9

Dividends received from associates	2.4	1.7	1.2	0.2	2.3
Interest received	64.6	113.0	24.8	25.0	133.8
Income taxes paid	(3.2)	(319.4)	(6.4)	(3.3)	(329.7)

Net cash generated from operating activities	2,600.4	857.8	1,497.5	337.6	1,020.0

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets,
and interest in investees	10.5	21.4	7.3	3.7	27.4
Acquisition and capitalized expenditures of tangible assets,
intangible assets and interest in investees	(141.1)	(75.2)	(50.3)	(13.7)	(115.7)
Proceeds from sale (acquisition) of investment
instruments, net	240.8	(609.6)	(74.3)	(26.2)	(138.2)
Loans granted to investees	(5.2)	(3.8)	(2.4)	(2.1)	(5.4)
Change in other receivables	23.3	(4.7)	7.9	9.3	3.2
Change in other investments (mainly deposits), net	(34.4)	2,002.6	(34.4)	19.9	2,005.2
Net cash generated from (used in) investing activities	93.9	1,330.7	(146.2)	(9.1)	1,776.5

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2024	2023	2024	2023	2023
	US $ in millions

Cash flows from financing activities
Repayment of lease liabilities and borrowings	(1,591.2)	(1,214.1)	(474.2)	(352.7)	(1,713.1)
Change in short term loans	10.3	(21.0)	10.3		(21.0)
Dividend paid to non-controlling interests	(4.2)	(7.5)	(0.5)		(8.9)
Dividend paid to owners of the Company	(139.6)	(769.2)	(111.9)		(769.2)
Interest paid	(342.2)	(281.5)	(120.6)	(98.8)	(380.7)
Net cash used in financing activities	(2,066.9)	(2,293.3)	(696.9)	(451.5)	(2,892.9)

Net change in cash and cash equivalents	627.4	(104.8)	654.4	(123.0)	(96.4)
Cash and cash equivalents at beginning of the period	921.5	1,022.1	889.8	1,040.3	1,022.1
Effect of exchange rate fluctuation on cash held	(0.2)	(5.2)	4.5	(5.2)	(4.2)
Cash and cash equivalents at the end of the period	1,548.7	912.1	1,548.7	912.1	921.5

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

1
Reporting entity

ZIM Integrated Shipping Services Ltd. (hereinafter - the "Company" or "ZIM") and its subsidiaries (hereinafter – "the Group" or "the Companies") and the Group’s interests in associates, operate in the field of cargo shipping and related services.

ZIM is a company incorporated in Israel, with limited liability. ZIM’s ordinary shares have been listed on the New York Stock Exchange (the “NYSE”) under the symbol “ZIM” on January 28, 2021. The address of the Company’s registered office is 9 Andrei Sakharov Street, Haifa, Israel.

2	Basis of compliance

(a)
Statement of compliance

These condensed consolidated unaudited interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for annual Financial Statements and should be read in conjunction with the consolidated Financial Statements of the Company as at and for the year ended December 31, 2023 (hereafter – the “annual Financial Statements”). These condensed consolidated unaudited interim Financial Statements were approved by the Board of Directors on November 20, 2024.

(b)
Estimates

The preparation of Financial Statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainties were the same as those applied in the annual Financial Statements.

3	Material accounting policies

(a)
The material accounting policies applied by the Group in these unaudited condensed consolidated interim Financial Statements are the same as those applied by the Group in its annual Financial Statements.

(b)	Accounting standards issued not yet adopted

IFRS 18, Presentation and disclosure in financial statements
In April 2024, the IASB issued IFRS 18 which will replace IAS 1, Presentation of financial statements. The new standard introduces new presentation and disclosure requirements, including a more structured presentation of the income statement, in which all income and expense items will be allocated to new distinct activity categories of operating, investing, financing, income taxes and discontinued operations, based on the main business activities as specified by each entity.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

3	Material accounting policies (cont’d)

(b)
Accounting standards issued not yet adopted (cont’d)

In addition, entities will be required to include in their Financial Statements certain management-defined performance measures (often referred to as Non-GAAP measures). The standard is effective retrospectively for annual periods beginning on or after January 1, 2027, with early adoption permitted. The Group is currently assessing the expected effect of the new requirements.

Amendments to IFRS 9 and IFRS 7 (Financial Instruments)

In May 2024, the IASB issued amendments to IFRS 9 (Financial instruments) and IFRS 7 (Financial instruments – Disclosures). The amendments provide clarifications for the timing of recognition and derecognition of financial assets and liabilities, as well as for the classification of financial assets with contingent features. The amendments also add certain disclosure requirements for certain financial assets. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Group is currently assessing the expected effect of these amendments.

4	Financial position

(a)
The container shipping industry continues to be impacted by the supply and demand dynamics, as well as by uncertainties in the global trade, including the continuing disruption in the Red Sea, the implications of the ongoing armed conflicts between Russia and Ukraine and in the Middle-East, the inflation and elevated interest rates in certain countries, the trade limitations between the US and China and other geopolitical challenges. Those, among other things, contribute to the continuing volatility in freight rates, charter rates and bunker prices. In addition, regulators in certain jurisdictions have recently increased their regulatory oversight activities over our industry, by, among others, increased audit activities and introduction of new regulation relating to the contractual routines between carriers and their customers.

As of today, the war situation in Israel, which started in October 2023, has had no material impact on the Company’s activities in Israel. However, those may be subject to temporary disruptions if this situation was to further escalate.

Since December 2023, many ocean carriers including the Company, paused their activities in the Red Sea, following attacks made against commercial vessels by armed organizations in Yemen. The Company continues to call ports in the Mediterranean Sea, as well as to operate services which previously crossed the Suez-canal, by re-routing its vessels around Africa. This disruption results in the extension of voyages duration, as well as leading to an increase in demand for vessel capacity, as additional vessels are operated in order to maintain the same frequency of services.

Further to the above, freight rates have increased towards the end of the fourth quarter of 2023 and continued to further increase during 2024, though demonstrated some decline during the third quarter, partially offsetting the earlier increases.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

4	Financial position (cont’d)

In view of the aforementioned business environment and in order to constantly improve the Group’s results of operations and liquidity position, Management continues to optimize its network by considering, and when appropriate, implementing structural changes, participating in partnerships and cooperation agreements and by upgrading its customer’s offerings, whilst seeking operational excellence and cost efficiencies.

(b)
In September 2024, the Company entered into a long-term operational cooperation with Mediterranean Shipping Company (MSC), scheduled to be launched in February 2025, for a minimum period of three years, subject to the applicable regulatory filings and approvals. According to this cooperation, the Company and MSC will operate together six services on the Asia - US East Coast and Asia - US Gulf trades, enabling ZIM to provide its customers with extensive port coverage and further elevated service quality, while achieving significant operational efficiencies.

The Company’s operational cooperation with the 2M alliance (Maersk and MSC), originally launched in 2018, covering services on the Asia - US East Coast and Asia - US Gulf trades, is scheduled to end in January 2025, further to the announced termination of the 2M alliance.

(c)
Charter agreements:

Further to the Company’s long-term agreements for the charter of 46 new-build vessels, including 28 liquefied natural gas (LNG) dual-fuel vessels, as of today, 42 of such vessels have been delivered to the Company. The remaining vessels related to these agreements are scheduled to be delivered to the Company during the remainder of 2024 and the first quarter of 2025 (see also Note 26 to the Company’s annual Financial Statements).

In February 2024, the Company paid a total amount of approximately US$ 130 million for the exercise of a purchase option in respect of five chartered vessels.

(d)
In the third quarter of 2024, the Company entered into a second long-term agreement with Shell NA LNG, LLC to secure the supply of marine liquefied natural gas (LNG) for its 8,000 TEU LNG-fueled vessels, for a period of up to ten years commencing 2025 and with an estimated aggregated consideration of approximately up to US$ 630 million.

(e)
Further to the volatile market terms mentioned above, which mostly affected the Company’s Container shipping services, the Company tested the carrying amount of its Container shipping services CGU for impairment loss (or recovery) as of September 30, 2024 and concluded that no material adjustment to the CGU’s assets carrying amount was required.

Consistent with its previous analysis (as of September 30 2023, see also Note 7 to the Company’s 2023 annual Financial Statements), the Company estimated the recoverable amount of its CGU on the basis of value-in-use, using the discounted cash flow (DCF) method and applying similar estimation methods for updated assumptions, including in respect of freight rates, carried volume, charter hire rates and bunkering costs.

The Company’s projections were estimated for the period ended on June 30, 2029 and a representative terminal year intended to reflect a long-term steady state, considering a post-tax discount rate of 12.5% and a long-term nominal growth rate of 2.5%.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

4	Financial position (cont’d)

(f)
During the third quarter of 2024, the Company was approached by the Federal Maritime Commission (FMC), requesting the Company to provide certain information regarding its demurrage and detention practices vis-à-vis a number of its customers during the period of 2023 and through today. The Company is assessing this request for information, and at this preliminary stage is unable to assess its potential consequences, if any.

(g)
Dividends:

In June and September 2024, further to the approval of the Company’s Board of Directors, the Company distributed dividends in amounts of US$ 28 million and US$ 112 million, reflecting US$ 0.23 and US$ 0.93 per ordinary share, respectively.

In November 2024, the Company’s Board of Directors approved a dividend distribution of approximately US$ 3.65 per ordinary share (or approximately US$ 440 million, considering the number of ordinary shares outstanding as of September 30, 2024). This dividend is comprised from a regular dividend amount in accordance with the Company’s dividend policy of approximately US$ 2.81 per ordinary share and an additional special dividend amount of US$ 0.84 per ordinary share. The dividend is scheduled to be paid on December 9, 2024, to all holders of ordinary shares on record as of December 2, 2024.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

5	Capital and reserves

Share-Based Payment Arrangements

During the reported period, the Board of Directors approved grants under the Company’s share option plans for employees, officers and directors, as detailed below:

Grant date	Number of instruments	Instrument terms	Vesting terms	Contractual life
March 2024	43,160	Each option is exercisable into one ordinary share on a cash-less basis.	These options shall vest upon the first, second, third and fourth anniversary, in four equal instalments of 25% each.	5 years

Information on fair value measurement

The weighted average fair value of the options granted, measured using the Black & Scholes model and the related measurement inputs used, were as below:

Fair Value	USD 4.94
Share price on grant date	USD 10.99
Exercise price	USD 12.48
Expected volatility	50.5%
Expected life	5 years
Expected dividends (*)	0%
Risk-free interest rate	4.1%

(*) Options’ exercise price is adjusted in respect of dividend distributions.

During the nine and three months period ended September 30, 2024, a total of  102,529 and 34,176 ordinary shares were issued, respectively, upon the cashless exercise of options, previously granted in respect of share-based payment arrangements.

During the three months period ended September 30, 2024 and 2023, the Company recorded expenses related to share-based compensation arrangements of US$ 2.0 million and US$ 4.3 million, respectively. During the nine months period ended September 30, 2024 and 2023 and the year ended December 31, 2023, the Company recorded expenses related to share-based compensation arrangements of US$ 7.8 million, US$ 15.4 million and US$ 17.6 million, respectively.

In November 2024, the Company’s Board of Directors approved the grant of 34,827 share options under the Company’s share option plans for employees, officers and directors.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

6	Right-of-use assets

	Balance at September 30		Balance at December 31
	2024	2023	2023
	US $ in millions

Vessels	4,820.5	3,109.4	3,613.3
Containers and handling equipment	389.3	292.1	283.5
Other tangible assets	46.0	35.7	49.2
	5,255.8	3,437.2	3,946.0

7	Income from voyages and related services

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2024	2023	2024	2023	2023
	US $ in millions
Freight revenues from containerized cargo:
Pacific	2,934.1	1,357.0	1,427.7	476.0	1,779.1
Cross-Suez	667.7	434.3	289.9	111.8	491.3
Atlantic	503.3	501.8	182.0	123.8	636.3
Intra-Asia	535.6	483.9	248.2	164.5	616.6
Latin America	587.4	305.6	257.2	110.9	425.0
	5,228.1	3,082.6	2,405.0	987.0	3,948.3

Freight revenues from non-containerized cargo (mostly related to vehicle shipping services)	384.8	394.5	145.4	152.9	534.5

Other revenues (*)	646.9	479.8	214.8	133.1	679.4
	6,259.8	3,956.9	2,765.2	1,273.0	5,162.2

(*) Mainly demurrage, related services and other value-added services.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

8	Operating expenses and cost of services

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2024	2023	2024	2023	2023
	US $ in millions

Wages, maintenance and other vessel-operating costs	27.1	24.9	9.7	7.8	31.8
Expenses relating to fleet equipment (mainly containers and chassis)	27.9	23.8	9.0	8.2	31.5
Bunker and lubricants	965.9	820.3	336.4	266.5	1,098.8
Insurance	25.8	15.2	8.4	5.3	21.5
Expenses related to cargo handling	1,479.6	1,273.7	518.5	430.4	1,671.4
Port expenses	346.7	385.8	118.3	148.6	500.7
Agents’ salaries and commissions	177.9	157.5	64.4	53.0	209.5
Cost of related services and sundry	260.7	143.8	87.4	54.3	216.9
Slot purchases and hire of vessels	46.4	57.7	7.2	27.6	79.4
Hire of containers	23.9	19.3	8.5	6.7	23.6
	3,381.9	2,922.0	1,167.8	1,008.4	3,885.1

9	Financial instruments

Financial instruments measured at fair value

	Balance at September 30,
	2024			2023
	US $ in millions
	Level 1	Level 3	Total	Level 1	Level 3	Total
Fair value through profit and loss
Cash and cash equivalents:
Money market instruments	760.4		760.4	539.1		539.1

Other investments:
Equity instruments		11.6	11.6		10.7	10.7

Loans and other liabilities:
Derivative instruments		(19.9)	(19.9)		(12.6)	(12.6)

Fair value through other comprehensive income
Other investments:
Sovereign bonds	575.1		575.1	1,095.9		1,095.9
Corporate bonds	969.3		969.3	1,044.7		1,044.7
Equity instruments	1.5		1.5	1.8		1.8

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

9	Financial instruments (cont’d)

Financial instruments measured at fair value (cont’d)

	Balance at December 31,
	2023
	US $ in millions
	Level 1	Level 3	Total
Fair value through profit and loss
Cash and cash equivalents:
Money markets instruments	435.9		435.9

Other investments:
Equity instruments		10.7	10.7

Loans and other liabilities:
Derivative instruments		(11.5)	(11.5)

Fair value through other comprehensive income
Other investments:
Sovereign bonds	857.7		857.7
Corporate bonds	894.8		894.8
Equity instruments	1.9		1.9

Financial instruments not measured at fair value

The carrying amounts of the Group’s financial assets and liabilities, including cash and cash equivalents, trade and other receivables, other investments, trade and other payables and loans and other liabilities, reflect reasonable approximation of their fair value.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

10	Earnings (loss) per share

Basic and diluted earnings (loss) per share

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2024	2023	2024	2023	2023
	US $ in millions
Profit (loss) attributable to ordinary shareholders used to calculate basic and diluted earnings per share (US $ in millions)	1,586.2	(2,547.2)	1,124.6	(2,272.6)	(2,695.6)

Number of shares at the beginning of the period used to calculate basic earnings (loss) per share	120,286,629	120,149,921	120,354,982	120,218,275	120,149,921
Effect of share options	53,884	45,069	17,831	1,486	63,110

Weighted average number of ordinary shares used to calculate basic earnings (loss) per share	120,340,513	120,194,990	120,372,813	120,219,761	120,213,031

Effect of share options	122,745		102,477

Weighted average number of ordinary shares used to calculate diluted earnings (loss) per share	120,463,258	120,194,990	120,475,290	120,219,761	120,213,031

In the nine and three months period ended September 30, 2024, options for 1,935,009 and 1,905,009 ordinary shares, granted to officers, directors and employees were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.